Exhibit 99.1

1500 Robert-Bourassa Blvd., 7th Floor

Montreal QC, H3A 3S8

www.computershare.com

November 10, 2022

To: All Canadian Securities Regulatory Authorities

Subject: LIMINAL BIOSCIENCES INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type : Special Meeting

Record Date for Notice of Meeting : December 5, 2022

Record Date for Voting (if applicable) : December 5, 2022

Beneficial Ownership Determination Date : December 5, 2022

Meeting Date : January 20, 2023

Meeting Location (if available) : Virtual Meeting

Issuer sending proxy related materials directly to NOBO: No

Issuer paying for delivery to OBO: Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders Yes

Beneficial Holders Stratification Criteria: Not Applicable

NAA for Registered Holders Yes

Registered Holders Stratification Criteria: Not

Applicable

Voting Security Details:

Description CUSIP Number ISIN

COMMON SHARES 53272L103 CA53272L1031

Sincerely,

Computershare

Agent for LIMINAL BIOSCIENCES INC